Correspondence

LiveBuzz, Inc.
8635 W. Sahara Avenue, Suite 576
Las Vegas, Nevada 89117
(702) 370-8255

March 9, 2009

Securities and Exchange Commission
100 F Street NE, Mail Stop 4561
Washington, D.C. 20549

RE:	LiveBuzz, Inc. — Form S-1 File Number 333-154629

Attn:	Kathryn Ray Division of Corporation Finance

Dear Ms. Ray:

        On behalf of LiveBuzz, Inc. (the “Company”), we herewith request acceleration of the effective date of the offering to Wednesday, March 11, 2009, at11:00 AM Eastern Daylight Savings Time, or as soon as practicable thereafter.

        We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	We may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Tony Caporicci Tony Caporicci Chief Executive Officer